December 7, 2007

VIA FEDERAL EXPRESS

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	International Bancshares Corporation
Definitive 14A
Filed April 20, 2007
File No. 00-9439

Dear Mr. Windsor:

As you discussed with Eliza Gonzalez of our Company, we received your Comment Letter dated September 26, 2007 yesterday.  In view of the one month timeframe for our response that was referenced in your letter and the holiday schedule, we will respond to your letter by January 18, 2008.

Please contact the undersigned if you have any questions or need additional information.

Very truly yours,

INTERNATIONAL BANCSHARES CORPORATION

By	: /s/ Dennis E. Nixon
Dennis E. Nixon
President